Mail Stop 3561

								            October 14,
2005

Mr. Brian P. Alessi
Chief Financial Officer and Treasurer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, New York 11530

		RE:	Emerging Vision, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed April 4, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-14128

Dear Mr. Alessi:

	We have reviewed your responses in your letter dated August
31,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

1. We have reviewed your response to comment 3 in our letter dated August 10, 2005. To the extent you intend to continue presenting Adjusted EBITDA in your filings, please address the following additional comments. Otherwise, confirm that you do not intend to continue presenting this measure.
o Please provide more robust disclosure as to why you believe your presentation of Adjusted EBITDA provides useful information to investors. Ensure your explanation as to the usefulness of the measure is consistent with the fact that you are presenting Adjusted
EBITDA as a measure of your liquidity, as opposed to a measure of
your operating performance.   Show us how the revised disclosure
will
read.
o We continue to believe you are required to present, alongside Adjusted EBITDA, cash flows from operating, investing and financing activities. Refer to Question 12 of our Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov. Please confirm that you will revise your future filings accordingly.

Financial Statements, page 18

Statements of Operations, page 19

2. We have read your response to comment 5 in our letter dated
August
10, 2005 and do not believe you have supported your position that the following items are properly classified as revenues: interest on franchise notes receivable, other income and net gains from the sale of company-owned store assets to franchisees. In particular, these income generating items do not appear to constitute your ongoing major or central operations, as contemplated in paragraph 78 of Statement of Financial Accounting Concepts No. 6. Please further advise us as to the basis in GAAP for your classification, or otherwise confirm you will revise your future filings accordingly.

3. We have reviewed your response to comment 7 in our letter dated August 10, 2005 and re-issue the comment with respect to your statements of operations presentation of "Non-cash charges for issuance of warrants as a result of Rescission Transactions." As indicated in our prior comment, separate income statement classifications based on the form of consideration generally are not appropriate. Thus, please either discontinue presenting this charge as a separate line item designated as non-cash, or if you continue presenting this caption, please clarify on the face of the Statements of Operations how this charge relates to other line items.

Note 1 - Organization and Business, page 22

Basis of Presentation, page 22

4. We have reviewed your response to comment 8 in our letter dated August 10, 2005, and understand that you believe all of your franchisees qualify for the "business" exception in paragraph 4.h. of
FIN 46R (the Interpretation), based merely on the fact that your franchisees meet the definition of a business, as defined in Appendix
C. Please note that an entity which is deemed to be a "business" is not scoped out of the Interpretation if any one of the 4 conditions listed in paragraph 4.h. of the Interpretation exists. Thus, in light of the financial support you provide to a large number of your franchisees through lease guarantees and/or obtaining the leases yourself and then subleasing to the franchisee, please tell us in more detail how you determined that the third condition in paragraph
4.h. does not exist; i.e., tell us how you determined that you do not provide more than half of the total equity, subordinated debt, and other forms of subordinated financial support to the franchisees.


Note 2 - Summary of Significant Accounting Policies, page 22

5. We have read your response to comment 11 in our letter dated August 10, 2005. Please confirm that you will disclose in future filings the information you provided us supplementally with respect to the types of costs included in cost of sales and the types of costs included in selling, general and administrative expenses.

Note 9 - Income Taxes, page 29

6. We have read your response to comment 15 in our letter dated
August 10, 2005. Please revise your proposed disclosure to also include your effective rate reconciliation, as prescribed by paragraph 47 of SFAS 109.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Brian P. Alessi
Emerging Vision, Inc.
October 14, 2005
Page 1